FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, informing as Essential Information the resignation of a member of the board and the appointments of a new director and a Vice-Chairman of Banco de Chile, effective from December 29, 2023.

Santiago, September 28, 2023

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Ref: ESSENTIAL INFORMATION.

Mrs. President:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter No. 18-10 of the Restated Regulations for Banks issued by the Financial Market Commission, I inform as Essential Information regarding this Institution that in Board of Directors' ordinary meeting No. BCH 2,997, held on September 28, 2023, Mr. Andrónico Luksic Craig has submitted his resignation to the positions of Director and Vice-Chairman of Banco de Chile, effective from December 29, 2023. The Board of Directors acknowledged the above-mentioned resignation of Mr. Luksic, accepted it effective from the indicated date, and expressed its gratitude for his support and work for more than 20 years in the Board, contributing to the development of the Institution.

In turn, Alternates Directors Mr. Paul Fürst Gwinner and Mrs. Sandra Marta Guazzotti expressed in the same Board meeting its willingness to continue serving as Alternate Directors, so, as provided by article 8th of the bylaws, the Board should appoint a new director.

Taking into account the aforementioned, in the same meeting the Board agreed to appoint Mr. Patricio Jottar Nasrallah as Director, in replacement of Mr. Andrónico Luksic Craig, effective from December 29, 2023, and until the next Ordinary Shareholders Meeting, which is entitled to decide on the definitive appointment.

Furthermore, in the meeting indicated above, the Board agreed to appoint Director Mr. Francisco Pérez Mackenna as Vice-Chairman of the Board, effective from the upcoming December 29.

Sincerely,

Eduardo Ebensperger Orrego
CEO
Banco de Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2023

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO